

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2012

<u>Via Email</u>

B. Michael Friedman
President
800 Commerce, Inc.
477 South Rosemary Avenue, Suite 203
West Palm Beach, Florida 33401

> **Re: 800 Commerce, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 7, 2012**
> **File No. 333-184459**

Dear Mr. Friedman:

We have reviewed your letter dated December 7, 2012, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our November 13, 2012 letter.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Inside Cover Page

2. Move the two sections that precede the table of contents to a portion of the prospectus that is not subject to Rule 421(d). The table of contents should immediately follow the cover page and should be the only disclosure between the cover page and the prospectus summary.

Prospectus Summary, Page 5

3. Please expand the second paragraph to identify which of the listed activities are businesses in which you currently actively engage and from which you received revenues in the most recent period. To the extent that any of the listed businesses represent

aspirational goals, clarify that you have not yet developed a product or do not currently offer a service in such an area. Also, expand the paragraph to discuss the relative contribution of the various business activities from which you have received revenues.

4.   In the paragraph referring to the proposed spinoff, please state the percentage of your outstanding securities that will be distributed by Mediswipe in the transaction.

Risk Factors

"We are an 'emerging growth company,' and the reduced disclosure…," page 7

5.   Please state your election under Section 107(b) of the JOBS Act:

- If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

"We will incur increased costs as a result of being a public company…," page 8

6.   We note your response to prior comment 1 and your new disclosure that you are an emerging growth company. Please delete your statement that you are "uncertain" whether the JOBS Act will apply to you.

7.   You did not describe a disclosure accommodation available to emerging growth companies and smaller reporting company that delays the first required evaluation by management of the effectiveness of internal controls over financial reporting as well as its report in that respect until the filer's second annual report. In your response letter, please tell us the basis for your belief that you need not discuss this relaxed disclosure requirement.

"Certain of our officers and directors are affiliated with Mediswipe…," page 8

8.   We note your response to prior comment 12. Please discuss whether Florida courts have upheld the validity of similar provisions in articles of incorporation that limit or eliminate application of the doctrine of corporate opportunities, particularly in the context of initial purchasers in securities offerings, as well as subsequent purchasers.

Plan of Distribution

Background and reason for the Distribution

Overview, page 12

9.   Please add disclosure consistent with your response to prior comment 5.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the nine months ended September 30, 2012 compared to September 30, 2011

Results of Operations, page 16

10.   We note your response to prior comment 7. Please discuss why your revenues
        quadrupled in the nine months ended September 30, 2012 compared to the nine months
        ended September 30, 2011. Disclose in quantified terms the extent to which the change
        in revenues was attributable to changes in volumes and changes in prices. Explain why
        you anticipate minimum monthly revenue of $21,000 per month under the Assignment
        Agreement. In preparing your response, please refer to Item 10(b) of Regulation S-K,
        and expand the text accompanying the revenue projection accordingly. In addition,
        provide a more detailed explanation of the costs associated with the Assignment
        Agreement. Discuss whether you expect stock-based compensation expenses in future
        periods to be consistent with those disclosed for the nine months ended September 30,
        2012. See Item 303(b) of Regulation S-K.

Liquidity and Capital Resources, page 16

11.   We note your response to prior comments 8 and 9. Please provide a more specific
        discussion of your short term needs for capital, such as the expected expenses associated
        with launching and promoting www.my800doctor.com and www.my800lawyer.com, as
        well as how you will manage your business if you do not have an increase in customers
        or if you are unable to raise additional capital through the sale of securities. Please
        supplement your disclosure regarding the adequacy of your capital resources for the next
        six months to state in quantified terms your estimated capital needs for an additional six
        months. In addition, as previously requested, please discuss how and when you plan to
        repay the amounts owed to MediSwipe. See Item 303(b) of Regulation S-K.

For the year ended December 31, 2011 compared to the period from February 10, 2010 (inception) to December 31, 2010

Results of Operations

Operating Expenses, page 17

12.   Please discuss why your salaries and management fees materially increased during the year ended December 31, 2011. See Item 303(a) of Regulation S-K.

Net Loss, page 17

13.   Please discuss why your net loss materially increased during the year ended December 31, 2011. See Item 303(a) of Regulation S-K.

Our Business, page 21

14.   We note your response to prior comment 11. Throughout this section, disclose whether each referenced product is currently operational and how you monetize such products. For your planned products and services, discuss their current stage of development, as well as the additional steps and expenses necessary for you to transform them from plans to marketable products. For example, discuss any additional steps you need to take in order to monetize My800doctor.com. In addition, as previously requested, more specifically address the steps you plan to take in the short term and long term to implement and fund your business model, specifically addressing your recurring and increasing operating losses.

15.   Notwithstanding your response to prior comment 13, you do not appear to have provided us with copies of the relevant portions of the industry research reports you cite, clearly marked to highlight the applicable portion or section containing the statistic, and cross-referenced to the appropriate location in your prospectus.

16.   Please provide tangible support for your claim in the fourth paragraph of this section that medical clients will "receive double the services for less cost than [y]our competitors," or delete.

17.   On page F-10, you disclose that approximately 70% of your revenues are received from one of your merchant services providers. Please provide a materially complete discussion of your terms of business with this provider and add related risk factor disclosure.

18.   Address the potential risks to your business model posed by the fact that most mobile phone users pay to send and receive text messages. Add related risk factor disclosure, if material.

Company Strategy, page 21

19.   With respect to prior comment 14, please provide a basis for your statement that your platforms are "more advanced than" technologies offered by your competitors and provide you with a significant competitive advantage. In addition, explain the basis of this competitive advantage.

Industry Background, page 22

20.   Please revise your statement that you seek to create the "purest play" in mobile marketing to clarify that you solely plan to focus on mobile marketing.

21.   We note your response to prior comment 17. The additional statistics do not appear to provide a basis for your claim that mobile marketing "will swell at a pace far greater than the growth of mobile handsets and eventually exceed the number of desktop computers." Please revise.

22.   This section includes various general statistics regarding mobile advertising and text messaging. As you note on page 25, however, you serve as a niche market. For example, but without limitation, it appears that you do not currently operate in any geographic market other than the United States. In that regard, it is unclear why you have included a chart detailing projected mobile advertising revenue by worldwide region and global statistics. In addition, you state that revenue from mobile text messaging will rise to almost $12 billion in 2016 and that this rise can be attributed to the relatively low number of businesses who have implemented text marketing in the past. It is unclear why this estimated increase in revenue from mobile text messages is not due to cellular customers sending more text messages or cellular providers increasing the prices they charge to send text messages. Please delete statistics that are not directly relevant to your niche market or do not portray your position in such niche market, or revise to explain in reasonable detail how and why such information is of significance to your company and investors.

Sales and Marketing Strategy, page 24

23.   Please provide a basis for your belief that the nature of your direct response advertising and marketing campaigns "will yield a strong correlation" between your level of spending on sales and marketing and your revenue.

Who Owns Our Common Stock, page 33

24.   Your revised disclosure in response to prior comment 23 solely discloses who has voting power over the shares owned by Marketbyte and MediSwipe. As previously requested, please also disclose who has investment power.

25.	With respect to your response to prior comment 24, it appears that the convertible promissory note is convertible at any time, including within the next 60 days. As such, please explain to us why your beneficial ownership disclosure for Mr. Climes does not include any shares associated with the convertible promissory note. If you have omitted these shares due to the conversion limitation contained in Section 2(i) of the convertible promissory note, please add footnote disclosure explaining the limitation and quantifying the number of shares excluding from disclosure for such reason.

Related Party Transactions, page 34

26.	In your response letter, describe MediSwipe's founding and organization of 800 Commerce, including how you determined that Messrs. Friedman and Hollander did not directly or indirectly participate in the founding and organization of 800 Commerce.

Management Fees, page 34

27.	We note your response to prior comment 28, and that you have deleted your disclosure regarding payments to First Level Capital, LLC, a company controlled by your CEO. Please advise or revise.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc:	Via Email
	Harold H. Martin, Esq.
	Martin & Pritchett, P.A.